Exhibit 99.1

6 April 2022

BURFORD CAPITAL LIMITED

Notification of transactions by persons discharging managerial responsibilities

Burford Capital Limited, the leading global finance and asset management firm focused on law, provides the following notification of various transactions by persons discharging managerial responsibilities (each, a “PDMR”).

Long Term Incentive Plan

With respect to the Burford Capital 2016 Long Term Incentive Plan (the “LTIP”), the table below shows (i) the vesting on March 31, 2022 of awards granted in prior years following the satisfaction of the performance conditions related thereto and (ii) new grants made on April 5, 2022, 50% of which are subject to performance conditions.

PDMR	Number of ordinary shares granted on April 5, 2022 under the LTIP	Number of previously granted ordinary shares vesting on March 31, 2022 under the LTIP	Net number of ordinary shares delivered to the PDMRs following vesting on March 31, 2022 and tax withholding	Total number of shares held by the PDMR including unvested ordinary shares
Craig Arnott	26,882	17,430	17,430	267,004
Christopher Bogart	149,638	—	—	9,846,035
Kenneth Brause	26,882	—	—	79,017
Mark Klein	26,882	8,715	5,574	121,807
Jonathan Molot	149,638	—	—	10,458,870
Elizabeth O’Connell	26,882	26,144	12,798	255,387
David Perla	26,882	21,787	10,643	293,664
Aviva Will	26,882	39,216	17,589	461,510

Additional investment by management team

On April 4, 2022, Co-Chief Operating Officer David Perla used his cash compensation to purchase 11,752 ordinary shares of nil par value of Burford Capital (the “Shares”) through the Burford employee deferred compensation plan. These 11,752 Shares are included in Mr Perla’s total holding in the table above.

Further details about the Burford employee deferred compensation plan can be found in Burford’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022. In essence, Burford employees are able to elect to defer cash compensation, without incurring current taxes, into the Burford employee deferred compensation plan, which in turn permits the full amount of that deferred compensation to be allocated to the Shares (or for other investment options). It is intended that, as previously announced, the Burford employee deferred compensation plan will then buy the Shares on the open market. This is a tax-efficient way for employees to continue to accumulate exposure to the Shares.

Estate planning by Mr Molot

On April 1, 2022, a 13.121101% interest in Jonathan Molot LLC (“JM LLC”), a company which is controlled by Mr Jonathan Molot and which holds 6,000,000 Shares, was transferred from the Jonathan T. Molot 2020 Trust to Mr Molot. In addition, a 2.199608% interest in JM LLC was transferred from the Jonathan T. Molot May 2021 Trust to Mr Molot. Ongoing annual movement of ownership interests in JM LLC back-and-forth between Mr Molot and annual trusts established by Mr Molot, of which he and his family members are the beneficiaries, is expected as a normal part of the US estate planning undertaken. Certain additional movements occurred on April 1, 2022, with Mr Molot transferring a 13.278930% interest in JM LLC to the Jonathan T. Molot 2022 Trust and interests totalling 4.201372% (3.696044% + 0.505328%) in JM LLC to the Jonathan T. Molot 2020 Trust No. 2. These transfers do not affect the overall interest in the Shares held by Mr Molot and the associated trusts.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		£7.34	17,430 (total vesting)
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Craig Arnott
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	26,882
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Bogart
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Executive Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	149,638
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Ken Brause
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Financial Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	26,882
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 5,574 shares.
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $9.49 (ii) $9.49	8,715 (total vesting) 5,574 (total net shares)
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel and Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	26,882
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	149,638
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 12,798 shares.
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $9.49 (ii) $9.49	26,144 (total vesting) 12,798 (total net shares)
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Elizabeth O’Connell
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Strategy Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	26,882
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 10,643 shares.
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $9.49 (ii) $9.49	21,787 (total vesting) 10,643 (total net shares)
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	26,882
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan. After the settlement of tax, the individual described above received net 17,589 shares.
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $9.49 (ii) $9.49	39,216 (total vesting) 17,589 (total net shares)
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	March 31, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Aviva Will
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.30	26,882
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	April 5, 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of fully vested notional Ordinary Shares equivalent to a deferred amount of cash compensation under Burford's deferred compensation plan
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$9.53	11,752
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	4 April 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	David Perla
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Co-Chief Operating Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary Shares
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Allocation of unvested notional Ordinary Shares pursuant to the provisions of Burford's deferred compensation plan due to vest in 2024
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ Nil	3,878
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	4 April 2022
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.121101% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.265	787,266.06
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.121101% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2020 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.265	787,266.06
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	2.199608% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests to Jonathan T. Molot May 2021 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.265	131,976.48
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot May 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	2.199608% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.265	131,976.48
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.278930% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2022 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.265	796,735.8
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2022 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.278930% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$ 9.265	796,735.8
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	4.201372% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2020 Trust No. 2
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		i. $9.265 ii. $9.265	221,762.64 30,319.68
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust No. 2
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	4.201372% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		i. $9.265 ii. $9.265	221,762.64 30,319.68
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	1 April 2022
	(f) Place of the transaction	N/A